October 19, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. John J. Nicola
Chief Financial Officer
3245 Richmond Terrace
Staten Island, New York 10303

Re:	K-Sea Transportation Partners LP
	Form 10-K for the year ended June 30, 2005
	Commission file #: 001-31920

Dear Mr. Nicola:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended June 30, 2005

Management`s Discussion and Analysis

1. We note that your MD&A section includes a discussion on net voyage revenue, a non-GAAP financial measure. In order to prevent undue prominence of this measure, we do not believe that net voyage revenue should be presented on the face of a table such as the "Results of Operations" table on page 30. In future filings, please revise your
MD&A section to remove net voyage revenue from your "Results of Operations" table and revise your discussion to present the changes in net voyage revenue as an ancillary or secondary discussion of the reasons for the changes in the gross revenue or operating income amounts.

Notes to the Financial Statements

Note 3. Summary of Significant Accounting Policies

- Net Income Per Unit, page F-11

2. We note from your disclosure that since net income exceeded
$0.55
per unit in the third quarter of fiscal 2004, the assumed distribution of all net income results in use of increasing percentages to calculate the general partner`s interest in net income for the quarter ended March 31, 2004. Please explain to us in detail how you calculated the amount of the general partner`s interest in net income for fiscal year 2004, which is approximately 31% of total net income. Also, revise to provide reconciliations of the numerators and denominators used in determining basic and diluted net income per unit. Refer to the requirements of paragraph 40a of SFAS
No. 128.

Note 4. Vessels and Equipment and Construction in Progress, page
F-11

3. We note that on December 8, 2004 you acquired ten tank barges and seven tugboats from Bay Gulf Trading Company, Ltd and the Form 8-K filed on December 7, 2004 indicates that the purchase includes a water treatment facility and leased office and terminal facilities.
Please tell us whether the vessels that were purchased are newbuildings or previously owned vessels. If the vessels are previously owned and were employed in revenue generating activities prior to your acquisition, please explain in detail why you do not believe the acquisitions of these vessels represent businesses for which audited financial statements and pro forma financial information should be provided pursuant to Rules 3-05 and 11-01 of Regulation S-X.

Note 6. Income Taxes, page F-16

4. We note the disclosure in Note 6 indicating that certain net assets contributed to the Partnership at the time of the initial public offering in January 2004 had tax bases that were lower than their carrying values for financial reporting purposes which resulted in deferred tax liabilities relating to these temporary differences.
We also note the disclosure indicating that these differences will be subject to the Partnership`s effective tax rate which is significantly lower than the effective tax rate of EW LLC`s corporate subsidiaries. We also note that the effect of the change in tax rates applicable to these assets has been recognized as a deferred tax benefit of $17,561 for the fiscal year ended June 30, 2004. Please explain in detail why you believe it was appropriate to reflect the impact of the change in tax rates resulting from the reorganization of entities under common control as a tax benefit rather than an adjustment to partner`s capital in the Company`s financial statements. Since the change does not result from a change in enacted rates, but rather from the reorganization transaction, it is unclear as to why the transaction has not been accounted for as a capital transaction. We may have further comment upon receipt of your response.

Note 7. Commitments and Contingencies, page F-17

5. We note that due to the New York State Petroleum Business Tax audit, the partnership has accrued an estimated liability using the industry`s proposed calculation methodology. Please tell us the amount accrued related to this potential liability and whether the possibility exists that the Predecessor will not be able to fund the liability and the Partnership will have to incur the cost. To the extent the amount is material, please disclose the amount accrued, in future filings. See paragraph 9 of SFAS 5.

6. We note from your discussion on page 17 that EW Transportation Corp, a predecessor of the Company, has received a notice that it is a potentially responsible party in a proceeding for the cleanup of hazardous substances at a Texas site. If there is a reasonable possibility of loss to the Partnership, please revise the notes to your financial statements in future filings to include a description of the reasonably possible loss contingency and an estimate of the possible loss, or a statement to the effect that such an estimate cannot be made. See paragraph 7.21 of SOP 96-1.

Reports on Form 8-K dated October 28, 2004, January 28, 2005,
April
29, 2005 and August 4, 2005

7. We note that you present the non-GAAP measure "distributable cash flow" in your quarterly press release announcements and reconcile this measure to net income. Since it appears that the Company utilizes this measure primarily as a liquidity measure, please revise future earnings release announcements to reconcile this non-GAAP measure to the most comparable GAAP measure, cash flow from operations.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. John J. Nicola
K-Sea Transportation Partners LP
October 19, 2005
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